

March 29, 2017

Via E-mail
William S. Marth
President and Chief Executive Officer
Albany Molecular Research, Inc.
26 Corporate Circle
Albany, New York 12203

> **Re: Albany Molecular Research, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 17, 2017**
> **File No. 333-216773**

Dear Mr. Marth:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Documents by Reference, page 12

1.   We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2016. We also note that certain portions of your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2017 Annual Meeting of Stockholders or amend your Annual Report to include the information required by Part III of Form 10-K prior to requesting acceleration of the effectiveness of this registration statement. Please note that we will not be in position to declare this registration statement effective until such time as it contains or properly incorporates by reference the information required by Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jacqueline Mercier, Esq.
      Goodwin Proctor LLP